UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

HeartBeam, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42238H108

(CUSIP Number)

May 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 42238H108	SCHEDULE 13D	Page 2 of 5

1.	NAME OF REPORTING PERSON: Andrew Schwartzberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,899,536
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,899,536
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,536
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%[1]
14.	TYPE OF REPORTING PERSON IN

[1]	Percentage calculated based on 25,901,240 shares outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 42238H108	SCHEDULE 13D	Page 3 of 5

ITEM 1. SECURITIES AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of HeartBeam Inc., a Delaware corporation (the “Company”), which address of its principal executive office is 2118 Walsh Avenue, Suite 210, Santa Clara, California 95050.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Andrew Schwartzberg (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 1135 Rivas Canyon Road, Pacific Palisades, California 90272.

(c)	The Reporting Person is a real estate developer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds expended by the Reporting Person to purchase the shares of Common Stock reported herein is $2,894,103, including $2,750,001 to purchase 1,833,334 shares pursuant to a subscription agreement of the Company dated May 2, 2023, $103,918 for 46,600 shares in open market purchases on May 4, 2023, and $40,184 for 19,602 shares in open market purchases on May 25, 2023. The sources of the consideration for the purchases reported herein consisted of the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person currently intends to hold all of the acquired securities for investment purposes and has no present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to assess his investment in the Company on a continuing basis. Depending on various factors, including without limitation his perception of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing some or all of his shares of Common Stock or other securities of the Company.

CUSIP No. 42238H108	SCHEDULE 13D	Page 4 of 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person beneficially owns 1,899,536 shares of Common Stock, or approximately 7.33% of the 25,901,240 shares of Common Stock outstanding as of May 10, 2023 (as set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2023).

(b)	The Reporting Person has the sole power to vote and dispose of the 1,899,536 shares of Common Stock reported herein.

(c)	Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for (1) the agreement pursuant to which the securities of the Company referred to herein were acquired from the Company by the Reporting Person, and (2) the Company’s governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by the Reporting Person, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 42238H108	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023	Andrew Schwartzberg

/s/ Andrew Schwartzberg
Andrew Schwartzberg